Cohen & Company Securities LLC
135 East 57th Street
New York, NY 10002

November 19, 2009

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn:           Pamela A. Long, Esq.

RE:	GSME Acquisition Partners I (the “Company”)
Form F-1 (the “Registration Statement”) Initially Filed October 16, 2009
File Number 333-162547

Dear Ms. Long:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (New York time) on Thursday, November 19, 2009, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected through the date hereof approximately the following distribution of:

Preliminary Prospectuses, dated October 16, 2009

350	to the Underwriters; including prospective underwriting syndicate members;
100	to prospective dealers; and
100	to prospective investors and others.
550	Total

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Cohen & Company Securities LLC, as representative of the underwriters

By:	/s/ Kenneth R. Smith
Name: Kenneth R. Smith
Title: CCO